Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement of Perception Capital Corp. II on Amendment No. 1 to Form S-1 [File No. 333-255107] of our report dated February 12, 2021, except for Fair Value of Financial Instruments and Derivative Instruments in Note 2 and Warrant Liabilities in Note 7, as to which the date is May 21, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Perception Capital Corp. II as of January 25, 2021 and for the period from January 21, 2021 (inception) through January 25, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum LLP

Houston, TX

May 21, 2021